UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

At-the-Market Offering

On July 15, 2025, Newegg Commerce, Inc. (the “Company” or “Newegg”) entered into a Sales Agreement (the “Sales Agreement”) with Needham & Company, LLC (the “Sales Agent”), pursuant to which the Company may offer and sell from time to time up to $65,000,000 of the Company’s common shares, par value $0.43696 (the “Shares”), through the Sales Agent. The offering and sale of the Shares has been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-265985) (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”), most recently amended on October 4, 2022 and declared effective by the SEC on October 5, 2022, the base prospectus contained within the Registration Statement, and a prospectus supplement that was filed with the SEC on July 15, 2025.

Sales of the Shares, if any, pursuant to the Sales Agreement, may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through The Nasdaq Capital Market or on any other existing trading market for the Company’s common shares. The Company has no obligation to sell any of the Shares under the Sales Agreement, and may at any time suspend offers under the Sales Agreement. The Sales Agent will act as a sales agent and will use commercially reasonable efforts to sell on the Company’s behalf all of the Shares requested to be sold by the Company, consistent with its normal trading and sales practices, on mutually agreed terms between the Sales Agent and the Company.

The Sales Agreement contains customary representations, warranties and agreements by the Company, as well as indemnification obligations of the Company for certain liabilities under the Securities Act. Under the terms of the Sales Agreement, the Company will pay the Sales Agent a commission of 3.0% of the aggregate gross proceeds of Shares sold pursuant to the Sales Agreement. In addition, the Company has agreed to reimburse certain expenses incurred by the Sales Agent in connection with the offering. The Sales Agreement may be terminated by the Sales Agent or the Company at any time upon prior notice to the other party, as set forth in the Sales Agreement, or by the Sales Agent at any time in certain circumstances, including the occurrence of a material and adverse change in the Company’s business or financial condition that makes it impractical or inadvisable to sell the Shares or to enforce contracts for the sale of the Shares.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Conyers Dill & Pearman, special British Virgin Islands counsel to the Company, has issued an opinion to the Company, dated July 15, 2025, regarding the validity of the Shares. A copy of the opinion is filed herewith as Exhibit 5.1.

The description of the material terms of the Sales Agreement is not intended to be complete and is qualified in its entirety by reference to the Sales Agreement, which is filed herewith as Exhibit 1.1 and incorporated herein by reference.

2025 Half-Year Expected Results

In conjunction with the offering contemplated by the Sales Agreement, the Company is releasing its currently expected range of certain financial performance metrics for the six months ended June 30, 2025. The Company anticipates providing its consolidated financial statements for the six months ended June 30, 2025, including as part of a filing on Form 6-K on or about August 21, 2025. The Company currently expects the following financial performance for the six months ended June 30, 2025:

●	Net Sales between $678.3 million and $713.1 million,

●	Gross Merchandise Value (“GMV”) between $827.7 million and $870.1 million,

●	Gross Profit between $77.6 million and $81.6 million,

●	Net Loss between $1.7 million and $5.7 million, and

●	Adjusted EBITDA between $9.3 million and $13.3 million.

GMV and Adjusted EBITDA are non-GAAP financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of each of these non-GAAP financial measures used in this Form 6-K to their nearest comparable GAAP financial measures is included below.

GMV

The Company defines GMV as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services in rendering services for its third-party logistics, shipped-by-Newegg, staffing and media ad services, as well as the sales made by its Asia subsidiaries. Newegg believes that GMV helps it assess and analyze changes in revenues, and if reviewed in conjunction with net sales and other GAAP financial measures, can provide more information in evaluating its current performance and in assessing its future performance.

	For the Six Months Ended June 30, 2025
	Low-range	High-range
	(in millions)
Net Sales	$678.3	$713.1
Adjustments:
GMV - Marketplace	168.6	177.3
Marketplace Commission	(13.9)	(14.7)
Deferred Revenue	(4.6)	(4.6)
Other	(0.7)	(1.0)
GMV	$827.7	$870.1

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

	For the Six Months Ended June 30, 2025
	Low-end	High-end
	$	$
(in millions)
Net loss	$(5.7)	$(1.7)
Adjustments:
Stock-based compensation expenses	11.6	11.6
Interest income, net	(0.6)	(0.6)
Income tax provision/(benefit)	0.1	0.1
Depreciation and amortization	4.4	4.4
Gain from sales of Fixed Assets	(0.6)	(0.6)
Gain from sales of investment
Loss from change in fair value of warrants liabilities	0.1	0.1
Adjusted EBITDA	$9.3	$13.3

Newegg has not finalized its financial statements as of and for the six months ended June 30, 2025. The actual amounts that it reports will be subject to financial closing procedures and any final adjustments that may be made prior to the time its financial results for the six months ended June 30, 2025 are finalized and filed with the SEC. The preliminary financial data included herein has been prepared by, and is the responsibility of, management. Newegg’s independent registered public accounting firm has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect thereto. These estimates should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States. They do not reflect any updates following June 30, 2025 or consider any events or circumstances after the date that each was prepared, and are not necessarily indicative of the results to be achieved in any future period. Accordingly, undue reliance should not be placed on these preliminary estimates. Newegg assumes no duty to update these preliminary estimates except as required by law.

Other Events

On June 16, 2025, East West Bank foreclosed upon 662,408 common shares of the Company that were previously owned by Tekhill USA LLC (“Tekhill”). Tekhill is affiliated with Mr. Fred Faching Chang, who served on the Company’s board of directors (the “Board”) until his resignation on July 8, 2025, as discussed below. These shares were pledged by Tekhill to East West Bank as collateral to support a delinquent $15 million loan made by East West Bank to Tekhill. After the foreclosure, East West Bank sold these shares on the open market. East West Bank informed the Company that it is currently seeking foreclosure on an additional 950,000 common shares held by Tekhill, which it intends to sell on the open market.

Tekhill and Mr. Chang are “Legacy Shareholders”, and Mr. Chang serves as the “Minority Representative”, as such terms are defined in the Amended and Restated Memorandum and Articles of Association (“M&As”) of the Company. Under the M&As, for so long as the Legacy Shareholders hold more than two sevenths (2/7) of the total voting power of all outstanding shares or other equity interests of the Company, the Minority Representative is entitled to appoint and replace three directors on the Board. If the Legacy Shareholders hold less than or equal to two sevenths (2/7) and more than one seventh (1/7) of the total voting power of all outstanding shares or other equity interests of the Company, then the Minority Representative is entitled to appoint and replace two directors on the Board.

Following the foreclosure, the Legacy Shareholders collectively held between two sevenths and one seventh of the total voting power of all outstanding shares or other equity interests of the Company. Consequently, the number of directors that the Minority Representative is permitted to appoint to the Board has been reduced from three to two. The Minority Representative has informed the Company that its two Board appointees will be Greg Moore and Richard Weil, who will continue as directors of the Company, and as discussed below under “Resignation of Director,” Mr. Chang has resigned from the Board. In addition, the Minority Representative has designated Mr. Weil as the “Primary Minority Board Appointee” (as defined in the M&As).

Resignation of Director

On July 8, 2025, Mr. Chang, who was serving as the third Board appointee of the Minority Representative, gave written notice to the Company of his resignation. Mr. Chang’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, and the Board accepted his resignation. The Company thanks Mr. Chang for his service on the Board. The Board seat previously held by Mr. Chang remains vacant at this time.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
1.1	Sales Agreement, dated July 15, 2025, by and between Newegg Commerce, Inc. and Needham & Company, LLC

5.1	Opinion of Conyers Dill & Pearman

23.1	Consent of Conyers Dill & Pearman (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

July 15, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer